SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2011

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:  Prudential plc Q1 2011 IMS

Embargo: 9.15 am 11 May 2011

PRUDENTIAL PLC FIRST QUARTER 2011 INTERIM MANAGEMENT STATEMENT

PRUDENTIAL CONTINUES TO DELIVER STRONG GROWTH IN PROFITS

GROUP-WIDE NEW BUSINESS PROFIT UP 17 PER CENT TO £498 MILLION ON RECORD SALES OF £888 MILLION

CONTINUED PROFITABLE GROWTH IN ASIA WITH NEW BUSINESS PROFITS UP 16 PER CENT, AFTER A RECORD Q1 2011 - WELL POSITIONED TO ACHIEVE 2013 OBJECTIVES

US BUSINESS CONTINUES TO BENEFIT FROM DEMOGRAPHIC TRANSITION, UNIQUE PLATFORM AND GROWING DISTRIBUTION, WITH 26 PER CENT INCREASE IN SALES AND NEW BUSINESS PROFIT

UK FOCUSED STRATEGY CONTINUES TO DELIVER STRONG RETURNS

ASSET MANAGEMENT NET INFLOWS REMAIN HEALTHY AT £1.9 BILLION

	Q1 2011	Q1 2010	% change
Group Insurance1,2, 3
New Business Profit	£498m	£427m	17%
Margin - APE %	56%	53%	+3pts

Group APE sales	£888m	£807m	10%
Group APE sales (ex India)	£857m	£734m	17%

Investment Net Flows4	£1,891m	£2,060m	(8%)

Tidjane Thiam, Group Chief Executive, said:

"We have delivered good results in the first quarter of 2011, with double digit growth in both profits and sales against the very strong comparatives of 2010, itself a record year for Prudential on all metrics.

In the first quarter, new business profit across the Group was £498 million, an increase of 17 per cent over 2010 (£427 million), and APE new business was £888 million, an increase of 10 per cent over 2010 (£807 million).

In Asia, our business continues to grow fast and profitably, with nine markets recording double digit growth.  Our new business profit in the region at £213 million grew 16 per cent in total over 2010 (£183 million) and 57 per cent over 2009 (£136 million), the baseline for our 2013 objectives.  We believe Asia continues to offer the most attractive opportunity in the global life insurance market today and we expect our momentum to continue, particularly in our preferred markets of South-East Asia.

The one exception in this context is India, as we indicated last year.  The Indian market is going through a period of adjustment following regulatory changes.  Ex-India in Asia new business profits grew by 22 per cent and our sales by 17 per cent. We believe that after the period of adjustment, the potential for profitable growth in India remains substantial in the medium term.

In the US, the quality of Jackson's distribution and of its operational and financial management ensured that our strong performance continued.  The retiring 'baby boomers' have a strong appetite for protection and are favouring providers who have had a consistent presence in the market, through the crisis, and who have a strong financial position and balance sheet.  These specific market conditions have helped our 2010 performance to continue into 2011.  We will continue to closely monitor developments in this market with a clear focus on profitability rather than market share.

In the UK, we remain focused on our strengths in the with-profits and annuity market segments.  Our strategy is unchanged - putting value ahead of volume - and is delivering attractive returns on the capital employed.

In asset management, M&G saw strong and positive net fund flows in the first quarter after a record performance in 2010.  As expected, the market is returning to more normal conditions this year.  M&G net flows, although lower than last year (£1,677 million vs. £1,889 million), remain historically high.  In our asset management business in Asia, net flows increased by 25 per cent, from £171 million to £214 million, excluding the highly volatile money market flows, illustrating the significant upside potential of this business.

After a very strong 2010, our performance at the beginning of 2011 confirms that our strategy is delivering value to our shareholders.  We will continue to implement our strategy with discipline, allocating capital to the most attractive markets and products, while managing risk and capital prudently, but proactively.  Cash remittances and free surplus generation remain strong and we remain well positioned to achieve the objectives we have set ourselves for 2013."

1Asia 2010 comparative APE new business sales and new business profit exclude the Japanese insurance operations which ceased writing new business from 15 February 2010

2Unless otherwise stated all growth rates are on a sterling basis. Growth rates on constant currency are presented on schedule 1B of the Interim Management Statement

3The assumptions underlying new business profit are presented in schedule 5 to the Interim Management Statement

4Investment flows excluding Asia Money Market Fund (MMF) net outflows of £(258) million in Q1 2011 (Q1 2010: net outflows of £(857) million)

1. Q1 2011 Business Unit financial highlights
New Business Profit 5	Q1 2011	Q1 2010	% change on Q1 2010
Total Asia 6	£213m	£183m	16%
US	£220m	£175m	26%
UK	£65m	£69m	(6%)
Total Group Insurance	£498m	£427m	17%

Sales - APE	Q1 2011	Q1 2010	% change on Q1 2010
Asia (ex India)	£336m	£286m	17%
India	£31m	£73m	(58%)
Total Asia 6	£367m	£359m	2%
US	£322m	£255m	26%
UK	£199m	£193m	3%
Total Group Insurance	£888m	£807m	10%
Total Group Insurance (ex India)	£857m	£734m	17%

Margin - APE %	Q1 2011	Q1 2010	+/- %pts
Total Asia	58%	51%	+7pts
US	68%	69%	(1)pt
UK	33%	36%	(3)pts
Total Group Insurance	56%	53%	+3pts

Investment Flows	Q1 2011	Q1 2010	% change on Q1 2010
Gross inflows
M&G	£6,919m	£6,341m	9%
Asia Asset Management7	£2,267m	£1,725m	31%
Total Group (ex MMF)	£9,186m	£8,066m	14%

Net inflows
M&G	£1,677m	£1,889m	(11%)
Asia Asset Management (ex MMF)	£214m	£171m	25%
Asia Money Market Funds (MMF)	£(258)m	£(857)m	70%
Total Asia Asset Management	£(44)m	£(686)m	94%
Total Group	£1,633m	£1,203m	36%
Total Group (ex MMF)	£1,891m	£2,060m	(8%)

Funds Under Management (FUM)
M&G	£199.6bn	£182.3bn	9%
Asia Asset Management	£51.7bn	£46.1bn	12%

5 The assumptions underlying new business profit are presented in schedule 5 to the Interim Management Statement

6 Asia 2010 comparative APE new business sales and new business profit exclude the Japanese insurance operations which ceased writing new business from 15 February 2010

7 GrossInvestment flows excluding Asia Money Market Funds (MMF) outflows

1.1 Asia Insurance operations

Asia	Q1 2011	Q1 2010	% change on Q1 2010
Sales - APE (ex India)	£336m	£286m	17%
India	£31m	£73m	(58%)
Total Sales - APE	£367m	£359m	2%

Total New Business Profit	£213m	£183m	16%
Total Margin - APE %	58%	51%	+7 pts

The region's life insurance sector continues to perform well driven by strong economic growth, positive demography with a fast growing middle class, high savings rates and low penetration of insurance products.  We have continued to grow profitably in the first quarter of 2011, with new business profits up by 16 per cent and sales by 2 per cent.

Our new business profits reached £213 million reflecting the strong sales performance in our higher margin businesses of Hong Kong, Singapore, Malaysia and Indonesia.  The lower proportion of new business APE from India has had a positive impact on Prudential's average new business profit margin as products in India have historically had a low NBP margin.  We have achieved for the region a margin of 58 per cent, up 7 percentage points on the same period in 2010.  Prudential's strategic focus continues to be on building quality, multichannel distribution with emphasis on value over volume.  Regular premium products with protection riders which generate the best returns and the shortest payback periods remain at the heart of our strategy.

Excluding India, total agency sales increased by 15 per cent compared to the prior quarter8.  Total average agency headcount at 165,000 has increased by 7 per cent over the equivalent quarter of last year and average APE per agent has also increased by 7 per cent reflecting ongoing productivity initiatives.  Our bancassurance model continues to deliver too with APE increasing by 32 per cent9, supported by the performance of our existing partners and the success of our new relationship with UOB.  This new agreement signed early last year initially covered Singapore, Thailand and Indonesia.  It is now being extended to include Malaysia, a key market for us in the region.

New regular premium business (excluding India)10 which is an area of focus for us grew at the healthy rate of 14 per cent.  New single premium business (excluding India)10 grew 60 per cent over the same period.  During the 2008 - 2009 crisis, single premium business had decreased significantly.  The renewed growth in single premium business observed in the first quarter of 2011 is an indicator of the economic recovery under way.    The proportion of regular premium business remains high at 90 per cent during the first quarter.  The proportion of linked business in the total APE mix for the first quarter of 2011 remains in line with the same period last year at 32 per cent linked (compared to 31 per cent) and the proportion of protection is constant at 30 per cent.

The environment remains supportive of our sector.  In several countries, governments and regulators are explicitly committed to the orderly growth and development of their insurance markets. For example within Malaysia's recent Economic Transformation Programme, the Government has set targets to increase insurance penetration from 2.8 per cent to 4.0 per cent of GDP and increase coverage from 55 per cent to 75 per cent of the population and Vietnam is targeting 80 per cent of its population to have health insurance by 2015. In Indonesia the Life Assurance Association is targeting nearly a threefold increase in life insurance assets to IDR 500 trillion by 2014.

In this context the only significant market disruption is taking place in India where the consequences of the product changes enacted in September 2010 have materially depressed new business volumes in the private sector as providers adjust to the new requirements. Over the medium to long term, we still consider these changes will have a positive impact on the Indian life insurance sector and constitute an upside potential for our business.

8Agency sales including India agency for the first quarter of 2011 increased by 4 per cent
9Bancassurance sales including India for the first quarter of 2011 increased by 11 per cent
10 New single premium business including India grew by 88 per cent and regular premium decreased by 3 per cent

Excluding India, APE of £336 million is up 17 per cent with good performances across all markets and a particularly strong result in Singapore up 42 per cent.  Korea has seen an encouraging recovery, up 27 per cent on the prior quarter after a period where we deliberately refocused the business, leading to lower sales in that country.

Net insurance flows (excluding India) for Asia in the first quarter of 2011 remain strongly positive. Shareholder backed business liabilities have increased in value in the first quarter of 2011, notwithstanding adverse currency movements and more normalised investment returns. As expected, outflows, including those from partial withdrawals are at a lower run-rate than for the full year 2010 when expressed as a percentage of opening liabilities. There have been improvements in both Malaysia and Indonesia where we had experienced increased withdrawals in 2010, as policyholders took the opportunity to capitalise on the increased value of their unit linked policies as stock markets recovered.

Looking at developments of our sales in each major market:

China
	Q1 2011	Q1 2010	% change on Q1 2010
APE	£18m	£14m	29%

In China, Prudential's share of new business volumes for the first quarter of 2011, reflecting our 50 per cent ownership of the CITIC-Prudential joint venture, is £18 million up 29 per cent on the same period in 2010. Distribution mix for the quarter was 42 per cent agency and 57 per cent bancassurance, a small shift towards bancassurance relative to last year. The mix of business has also shifted towards unit-linked and protection.

CITIC-Prudential's disciplined approach to building a high quality agency force in China continues to be effective; agency numbers are up 3 per cent, the attrition rate is lower and productivity has increased by 14 per cent.

Whilst China has introduced new regulations for bancassurance which prohibit sales through non bank staff, there will not be any impact on our business as we are already selling only through bank staff. We have a well diversified base of bank partners however our joint venture with CITIC is the largest producer.

Hong Kong
	Q1 2011	Q1 2010	% change on Q1 2010
APE	£77m	£68m	13%

Hong Kong delivered a record first quarter performance with new business APE higher by 13 per cent at £77 million. Our continued success in this market is underpinned by the quality of both our distribution and product development.

Our agency numbers have increased by 11 per cent principally through organic recruitment initiatives and agency count remains above 5,000. As a result, agency APE increased by 10 per cent reflecting both increases in headcount and productivity. Higher numbers of referrals and increased average case sizes from the Financial Services Consultant (FSC) channel drove a 21 per cent increase in bank sales. Bancassurance now accounts for 44 per cent of total APE sales.

India
	Q1 2011	Q1 2010	% change on Q1 2010
APE	£31m	£73m	(58%)

InIndia, the private sector continues to adjust to the new regulations which became effective in the third quarter of 2010. ICICI-Prudential retains its position as a sector leader and is managing through a significant change in product mix. In the first quarter of 2011, the proportion of regular premium linked business has reduced with correspondingly higher proportions of non par products and single premium linked.

Indonesia
	Q1 2011	Q1 2010	% change on Q1 2010
APE	£74m	£61m	21%

Growth in Indonesia continues at an impressive pace particularly given the absolute size now reached by the business (second largest in Asia, after Hong Kong), with record first quarter new business volumes of £74 million, up 21 per cent on the first quarter 2010.  The main driver is Prudential's success in continuing to increase the scale and productivity of its agency force. Average agent numbers at 90,000 are up 7 per cent on the first quarter last year and APE per agent is also up by 11 per cent.

The business mix continues to be predominantly unit-linked regular premium (96 per cent of sales) with 59 per cent of premiums directed towards protection. Takaful linked products remain a significant contributor at 16 per cent of new business mix.

Korea
	Q1 2011	Q1 2010	% change on Q1 2010
APE	£28m	£22m	27%

Korea has restructured its business to concentrate on high quality distribution and regular premium unit-linked business, given our unwillingness to compete in the low margin, high capital guaranteed products.

Encouragingly new business APE at £28 million is up 27 per cent over the first quarter of last year. We are also participating selectively in the bancassurance sector with the top selling product being regular premium unit-linked. Persistency in Korea has improved with first and second year rates now ahead of target.

Malaysia
	Q1 2011	Q1 2010	% change on Q1 2010
APE	£44m	£36m	22%

Malaysia continues to perform very strongly producing a record first quarter with new business APE of £44 million up 22 per cent over the first quarter of last year driven by higher agent numbers (up by 12 per cent to 14,000) coupled with increased activity in terms of numbers of cases per active agent. The business mix remains predominantly regular premium unit-linked with protection.

Bancassurance remains small relative to agency but nevertheless is up 91 per cent over the prior year period and accounts for 6 per cent of total sales (2010: 4 per cent).  We are finalising an extension of our distribution arrangement with UOB to include Malaysia, which should create new opportunities for us to grow our sales through that important channel.

Singapore
	Q1 2011	Q1 2010	% change on Q1 2010
APE	£47m	£33m	42%

Singapore had an excellent first quarter with new business of £47 million up 42 per cent over the first quarter of last year. All channels are performing well. The continuing success of our bank relationships was a key driver of the quarter's results.

Bancassurance APE increased by 173 per cent relative to the first quarter of 2010, accounting for 43 per cent of total sales. UOB is now our biggest bank partner in this market contributing 19 per cent of total sales.  The majority of sales through UOB are generated by the bank staff. Sales through Standard Chartered Bank also rose significantly and now contribute 14 per cent of total sales.

Taiwan
	Q1 2011	Q1 2010	% change on Q1 2010
APE	£29m	£34m	(15%)

Following our exit from the agency channel in 2009, Taiwan is now successfully focused on bank distribution principally with partners E.Sun and Standard Chartered Bank. New business volumes of £29 million for the first quarter are 15 per cent lower than the first quarter of 2010 as we are in the process of introducing new products.

Others - Philippines, Thailand and Vietnam

	Q1 2011	Q1 2010	% change on Q1 2010
APE	£19m	£18m	6%

Prudential's other operations, Philippines, Thailand and Vietnam all continue to perform well. In Vietnam, its growth rate when translated to sterling was flat but this is materially depressed by the depreciation of the local currency relative to sterling. In local currency terms growing the agency and improving agent productivity resulted in a record first quarter with 14 per cent growth over the first quarter of 2010.  In the Philippines agency activity has increased by 61 per cent in terms of APE per agent and bancassurance with HSBC is also performing very strongly.   In Thailand we have sustained our 2010 sales momentum which was boosted by the UOB distribution agreement; sales through UOB now account for 51 per cent of total sales.

Japan
We announced at the start of 2010 that PCA Life Japan ceased writing new business sales with effect from 15 February 2010. New Business sales for Japan in 2010 amounted to £7 million.  In order to more accurately reflect the results of our ongoing Asian operations, all of the headline financial metrics included in this announcement exclude the contribution from Japan.

1.2 US operations

US	Q1 2011	Q1 2010	% change on Q1 2010
Sales - APE	£322m	£255m	26%
New Business Profit	£220m	£175m	26%
Margin - APE %	68%	69%	(1) pt
Insurance operations

The US equity markets rose five per cent and market volatility somewhat stabilised during the first quarter of 2011, following the rebound experienced over the last months of 2010. Interest rates rose slightly in the first quarter of 2011 and AA corporate spreads declined slightly from year end 2010 levels. While market conditions are improving, companies that were hardest hit by the market disruptions over the last few years are, in general, still struggling to regain market share, as customers and distributors continue to seek product providers that offer consistency, stability and financial strength. Jackson continues to benefit significantly from this flight to quality and this increased risk aversion.

Thanks to its financial stability and innovative products that provide value to the consumer, Jackson continues to enhance its reputation as a high-quality and reliable business partner, with sales increasing as more advisers have recognised the benefits of working with Jackson. A significant part of Jackson's growth continues to come from an increase in its distribution reach, such as from sales through distributors who either did not sell Jackson's products or did not use to sell Variable Annuities (VAs).

Our strategy continues to focus on balancing value, volume, capital consumption, capital generation and strict pricing discipline both for variable and fixed annuities. As Jackson continues to direct available capital to support higher margin variable annuity sales, it restrained fixed annuity sales and sold no institutional products during the first quarter of 2011.

Jackson delivered strong APE retail sales of £322 million in the first quarter of 2011, representing a 26 per cent increase over the same period in 2010 and 3 per cent above the fourth quarter of 2010. Jackson continued to achieve these sales levels, while maintaining its pricing discipline, as it continued to write new business at aggregate Internal Rates of Return in excess of 20 per cent.  Given the strength of Jackson's competitive position in the variable annuity market, we are able to take various product initiatives to optimise the balance between growth, capital and profitability.  Such initiatives should ultimately see our variable annuity volumes moderate and as the market continues to stabilise this should become visible towards the end of 2011.

New business profits were also 26 per cent higher at £220 million, reflecting Jackson's strong pricing discipline and a larger percentage of higher margin variable annuity sales. Overall margins were 68 per cent in the quarter, broadly in line with last year.  Whilst the gradual decline of spreads has resulted in lower fixed annuity and fixed index annuity margins, variable annuity margins have remained high at 73 per cent in the first quarter (2010: 77 per cent).

Total retail annuity net flows of £1.9 billion for the first quarter of 2011 represented a 31 per cent increase on the same period in 2010, reflecting the impacts of the increase in sales and continued low levels of surrender activity. Jackson was the third largestseller of individual annuities in 2010, with a market share of 8.0 per cent, up from fourth and a market share of 5.8 per cent for the full year 200911.

11     Source: LIMRA

Variable annuity
	Q1 2011	Q1 2010	% change on Q1 2010
APE	£284m	£201m	41%

Variable annuity (VA) APE sales of £284 million in the first quarter of 2011 were 41 per cent higher than the same period in 2010, and up 7 per cent on the fourth quarter of 2010. This growth reflects customers' and distributors' continued flight to quality, the continued improvement in the equity markets, the relative consistency of Jackson's product offering, continued disruptions among some of our major competitors and increased distribution capacity. Although we do not target volume or market share, these unique market conditions resulted in Jackson ranking third in variable annuity sales in 2010, up from fourth in 2009, while increasing its market share of new business sales to 10.7 per cent from 8.1 per cent in 200912. Perspective II (which allows our customers to custom build each contract based on their requirements) was the top selling VA contract in the independent channel for the eighth consecutive year in 2010. In the bank channel, Perspective II finished second for the full year 2010.

Fixed index annuity
	Q1 2011	Q1 2010	% change on Q1 2010
APE	£20m	£30m	(33%)

Fixed index annuity (FIA) APE sales of £20 million in the first quarter of 2011 were down 33 per cent from the same period of 2010 as Jackson continued to focus its marketing efforts on higher margin VA products. Jackson ranked 6th in sales of FIAs in 2010, with a market share of 5.2 per cent, down from 4th and a market share of 7.5 per cent for the full year 200913.

Fixed Annuity
	Q1 2011	Q1 2010	% change on Q1 2010
APE	£13m	£18m	(28%)

Jackson's strategy of managing proactively fixed annuity (FA) volumes resulted in 2011 APE sales of £13 million, 28 per cent lower than the same period in 2010. Jackson ranked 8th in sales of traditional deferred fixed annuities in 2010, with a market share of 3.5 per cent, up from 13th and a market share of 2.2 per cent for the full year 200914.

Asset management operations

Curian Capital, a specialised asset management company that provides innovative fee-based separately managed accounts, had total assets under management of £3.9 billion at the end of March 2011 compared with £3.5 billion at the end of 2010. Curian generated record deposits of £395 million in the first quarter of 2011, up 28 per cent compared to the same period in 2010 and up 2 per cent over the fourth quarter of 2010.

12 Source: Morningstar
13  Source: Annuity Specs
14Source: LIMRA

1.3 UK insurance operations
UK	Q1 2011	Q1 2010	% change on Q1 2010
Sales - APE	£199m	£193m	3%
New Business Profit	£65m	£69m	(6%)
Margin - APE %	33%	36%	(3pts)

Prudential UK's strategy is not to pursue top-line sales growth, but to balance writing profitable new business with sustainable cash generation and capital preservation.  By competing in selected areas of the UK's retirement savings and income markets, Prudential has been successful in writing profitable new business at attractive returns on capital employed despite the competitive market conditions in which the UK operates.

Total APE sales of £199 million were up 3 per cent on the first quarter of 2010, principally due to higher sales of onshore bonds and corporate pensions. The new business margin reduced to 33 per cent in the first quarter of 2011 from the particularly strong 36 per cent achieved in the same period last year,primarily reflecting a less favourable business mix with lower sales of shareholder-backed annuities and higher sales of corporate pensions.

Sales of individual annuities of APE £42 million were 29 per cent lower than for the first quarter of 2010. Prudential UK continues to pro-actively manage the flow of external conventional new business to control capital consumption. Sales of external annuities of APE £15 million were down 42 per cent on the same period last year, partly due to the end of a partnership agreement in 2010. Internal vestings sales of APE £27 million, were 18 per cent lower than 2010 which was principally due to the effects of the change in the minimum retirement age from 50 to 55 in April 2010.   This resulted in a temporary increase in sales from the 50 to 55 age group immediately prior to the change in 2010 and fewer early retirees in 2011.

Sales of onshore bonds of APE £43 million were 30 per cent up on the first quarter of 2010, including with-profits bonds sales of APE £37 million which increased by 26 per cent.  PruFund made up 73 per cent of with-profits bond sales, driven by customer demand for products offering smoothed investment returns and capital guarantees.

Unit-linked bond sales of APE £6 million were 45 per cent up on the first quarter of 2010,  reflecting the success of PruDynamic, Prudential's risk-graded portfolio funds, which were launched across Prudential's retirement savings product range in early 2010.  By the end of March 2011, total PruDynamic funds under management across all products were £218 million, an increase of 51 per cent since the end of 2010.

Corporate pensions sales of APE £78 million were 30 per cent higher than the same period last year. Prudential UK continues to focus on securing new members and incremental business from the substantial number of existing schemes, as well as working with private sector customers to support the transition from defined benefit to defined contribution.  Sales to new members of existing private sector corporate pension schemes of APE £36 million were 154 per cent up on the first quarter of 2010.  Prudential UK also continues to write profitable sales through the provision of Additional Voluntary Contribution (AVC) plans within the public sector.

Sales ofother products of APE £36 million were 10 per cent below the first quarter of 2010.Individual pensions sales (including income drawdown) of APE £24 million were 13 per cent higher than the same period last year.

PruHealth sales of APE £2 million were at a similar level to the first quarter of 2010, and reflect Prudential UK's reduced share of the expanded business following PruHealth's acquisition of Standard Life Healthcare. PruProtect sales were down 71 per cent due to the change in reporting from 100 per cent in the first quarter of 2010 to 25 per cent in 2011, following the reduction in Prudential's share of the business.  Underlying sales continued to grow with first quarter 2011 sales of APE £6 million up 15 per cent on the same period last year.

1.4 M&G
Investment Flows	Q1 2011	Q1 2010	% change on Q1 2010
Net inflows
Retail business	£1,310m	£1,454m	(10%)
Institutional business	£367m	£435m	(16%)
Total	£1,677m	£1,889m	(11%)

Gross inflows
Total	£6,919m	£6,341m	9%

M&G is the UK and European fund manager of the Prudential Group with responsibility for £200 billion of investments as at 31 March 2011 on behalf of both internal and external clients. M&G is an investment-led business whose aim is to generate superior long-term returns for its third party investors and the internal funds of the Prudential Group.

This is achieved by creating an environment that is attractive to investment talent. The core focus on investment performance, combined with a well diversified business mix and established distribution capabilities, has helped M&G to make a good start to 2011 as indicated by sales performance and the growth in funds under management.

Healthy net new business levels of £1.7 billion were generated over the first quarter of 2011. 2010 was a year of very strong sales for M&G. The high level of sales achieved by M&G in the first quarter of 2011, against a backdrop of shifting investor sentiment, demonstrates its strength and depth across all the main asset classes and distribution channels.

The Retail business of M&G continues to be successful with year to date net inflows of over £1.3 billion, significantly higher than historic levels. The business benefits from a well diversified product range with net inflows being split between fixed income, which accounted for 54 per cent of net inflows, and equities and property, which made up the balance. The asset mix of inflows has fluctuated over recent quarters with the fourth quarter of 2010 being heavily concentrated in equity inflows with 69 per cent. The shift over the first quarter of 2011 therefore demonstrates a change in the risk appetite of investors. Indeed, one of M&G's flagship fixed income funds, the M&G Optimal Income Fund is the best-selling fund, attracting £0.7 billion of net flows since the start of the year.

The diversification of sales by asset class is matched by the ongoing diversification of sales performance by region. In 2010, 39 per cent of net retail flows were from M&G's distribution business outside of the UK, primarily Europe. This figure has increased to 41 per cent during the first quarter of 2011.

The Institutional business also attracted positive net flows of £0.4 billion for the first quarter of 2011, including £0.3 billion of new money into the private finance business.

M&G's total funds under management of £199.6 billion, a record level, are up 9 per cent on the first quarter of 2010. Total external funds under management are £91.4 billion, an increase of 20 per cent compared with the first quarter of 2010 and up two per cent since the start of the year. This increase in external funds in the first quarter represented the combined result of net new business of £1.7 billion and market and other movements of £0.4 billion.

1.5 Asia Asset Management
Investment flows	Q1 2011	Q1 2010	% change on Q1 2010
Net inflows/(outflows)
Retail and institutional business	£214m	£171m	25%
Money Market Funds (MMF)	£(258)m	£(857)m	70%
Total	£(44)m	£(686)m	94%

Gross inflows
Retail and institutional business	£2,267m	£1,725m	31%

Prudential's asset management business in Asia manages investments for UK insurance operations and the Asian life companies.  It has successfully leveraged its investment capabilities to build a strategically significant and market leading third party fund management business.

The business has been actively implementing its strategy of targeting higher-margin equity and bond asset classes.  Year to date third party net inflows were £214 million up 25 per cent on the same period last year.

Total Funds Under Management (FUM) at 31 March was £51.7 billion in line with 31 December 2010 and 12 per cent above the level achieved at the end of the first quarter of 2010, £46.1 billion.  The overall FUM comprised of £21.4 billion from external clients, £25.7 billion from Prudential's Asia life funds and £4.6 billion from the rest of the Group.

Investment performance across life, institutional and retail portfolios remains strong with the blended performance score of funds that either outperform their benchmark or have peer rankings in the top 2 quartiles rising to 72 per cent at the end of March 2011, up from 68 per cent at the end of December 2010. In Taiwan, the PCA Balanced Fund (Domestic Balanced, 10 year) and the IOF Dragon Peacock Fund (Asia Pacific ex Japan Equity, 5 year) won the 2011 TFF-Bloomberg Best Fund Awards in their respective categories.

2. Financial Management

The Group remains focused on the proactive management of its balance sheet and risk profile. We continue to impose stringent stress testing on our key capital measures, ensuring we could withstand, both in the short and medium term, significant market shocks.

2.1 Capital Management

Our capital position remains strong. We have continued to focus on maintaining the Group's financial strength through optimising the balance between writing profitable new business, conserving capital and generating cash. We estimate that our Insurance Groups Directive (IGD) capital surplus was £4.2 billion at 31 March 2011 (after taking into account the 2010 final dividend of £0.4 billion), covering our capital requirements 3.0 times.  This compares to £4.3 billion at the end of 2010 (before taking into account the 2010 final dividend) and £3.1 billion at the end of the first quarter of 2010 (after taking into account the 2009 final dividend of £0.3 billion).

The movement in the IGD surplus in the first quarter of 2011 reflects underlying earnings and the proceeds of the £0.3 billion of hybrid debt issued in January 2011 offset by investment in new business, the 2010 final dividend and foreign exchange movements.  The proceeds of the hybrid debt raised are intended to finance the repayments of the Euro 500 million Tier 2 subordinated notes in December 2011.

We continue to have a number of options to manage both available and required capital. These could take the form of increasing our available capital (for example, through financial reinsurance) or reducing required capital (for example, through the mix and level of new business) and the use of other risk mitigation measures such as hedging and reinsurance.

As at 31 March stress testing of our IGD capital position to various events has the following results:

• An instantaneous 20 per cent fall in equity markets from 31 March 2011 levels would not materially impact the IGD surplus;

• A 40 per cent fall in equity markets (comprising an instantaneous 20 per cent fall followed by a further 20 per cent fall over a four week period) would reduce the IGD surplus by £300 million;

• A 150bps reduction (subject to a floor of zero) in interest rates would reduce the IGD surplus by £450 million;

• Credit defaults of ten times the expected level would reduce IGD surplus by £550 million.

In addition to our strong capital position, on a statutory (Pillar 1) basis the total credit reserve for the UK shareholder annuity funds also contributes to protecting our capital position in excess of the IGD surplus. This credit reserve as at 31 March 2011 was £1.8 billion. This represents 46 per cent of the portfolio spread over swaps, compared to 43 per cent at 31 December 2010.

2.2 Credit

The Group's total debt portfolio on an IFRS basis is estimated at £109.9 billion at 31 March 2011 excluding holdings attributable to external unit holders of consolidated unit trusts. Of this total, £72.8 billion is in the UK, including £45.4 billion within the UK with-profits fund. Shareholders have limited risk exposure to the with-profits fund as its solvency is protected by the inherited estate.  Outside the with-profits fund there is £5.7 billion in unit-linked funds where the shareholder risk is limited, with the remaining £21.7 billion backing the shareholder annuity business and other non-linked business (of which 79 per cent is rated AAA to A, 19 per cent BBB and 2 per cent non-investment grade). No defaults were reported in the first quarter of 2011 for UK shareholder backed business.

Asia's debt portfolio totals £10.1 billion, of which £6.0 billion is invested in unit-linked and with-profits funds with minimal shareholder risk and £4.1 billion held by shareholder backed non-linked business.  No defaults were reported in the first quarter of 2011.

The most significant area of exposure to credit risk for the shareholder remains Jackson in the US. Jackson's fixed income portfolio at 31 March is estimated at £25.5 billion. As reported at 31 December 2010 the net unrealised position continues to benefit from the market recovery from the historically wide spreads experienced at the end of 2008. Jackson's net unrealised gains were £1.2 billion at 31 March 2011 (31 December 2010: £1.2 billion).

Gross unrealised losses on securities priced below 80 per cent of book value were £0.2 billion at 31 March 2011 (31 December 2010: £0.2 billion).

Jackson did not experience any defaults on its fixed income portfolio during the first quarter of 2011.  Write downs of impaired securities in the first quarter of the year were £6 million which primarily related to Residential Mortgage Backed Securities (RMBS). No write downs were reported on corporate bonds. This compares to total write downs of £35 million for the first quarter 2010.

In addition to the impairments on the debt securities portfolio Jackson incurred impairments of £9 million on its commercial mortgage book (first quarter 2010: £1 million).

ENDS

Enquiries:

Media		Investors/Analysts
Edward Brewster	+44 (0)20 7548 3719	David Collins	+44 (0)20 7548 2871
Robin Tozer	+44 (0)20 7548 2776	Andy Rowe	+44 (0)20 7548 3860

Notes:

1. Asia 2010 comparative APE new business sales and new business profit (NBP) exclude the Japanese insurance operations which ceased writing new business with effect from 15 February 2010.

2. Annual premium equivalent (APE) sales comprise regular premium sales plus one-tenth of single premium insurance sales and are subject to rounding.

3.   Present Value of New Business Premiums (PVNBP) are calculated as equalling single premiums plus the present value of expected new business premiums of regular premium business, allowing for lapses and other assumptions made in determining the EEV new business contribution.

4.   NBP assumptions for the period are detailed in the accompanying schedule 5. All references to NBP margins on pages 1 to 14 of this statement refer to margins on an APE basis, calculated as the ratio of new business profit to APE sales.

5. There will be a conference call today for wire services at 09.40am (GMT) hosted by Tidjane Thiam, Group Chief Executive. Dial in telephone number: +44 (0)20 3140 0668. Passcode: 480568#.

6. There will be a conference call today for analysts and investors at 10:30am (GMT) hosted by Tidjane Thiam, Group Chief Executive. Dial in telephone number: +44 (0)20 3140 0668. Passcode: 156624#.

7. High resolution photographs are available to the media free of charge at www.newscast.co.uk (+44 (0)20 3137 9137) or by calling the media office on +44 (0)20 7548 2466.

8. Financial Calendar 2011:

AGM	19 May 2011
2011 Half Year Results	2 August 2011
Third Quarter 2011 New Business Release	8 November 2011

9.   Sales for overseas operations have been reported using average exchange rates for the period as shown in the attached schedules. Reference to prior year figures in the commentary is on an actual exchange rate basis unless stated. An alternative method of presentation is on a constant exchange rate basis.

10.  Prudential plc is a company incorporated and with its principal place of business in England, and its affiliated companies constitute a large global financial services group. It provides insurance and financial services through its subsidiaries and affiliates throughout the world. It has been in existence for over 160 years and has £340 billion in assets under management (as at 31 December 2010). Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

11. Forward-Looking Statements
This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. By their nature, all forward-looking statements involve risk and uncertainty. A number of important factors could cause Prudential's actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, future market conditions, fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives related to the financial crisis and the effect of the European Union's "Solvency II" requirements on Prudential's capital maintenance requirements; the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of changes in capital, solvency standards or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal actions and disputes. These and other important factors may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential's actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the heading "Risk factors" in Prudential's most recent Annual Report and in Item 3 "Risk Factors" of Prudential's most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, as well as under the heading "Risk factors" in any subsequent Prudential Half Year Financial Report. Prudential's most recent Annual Report and any subsequent Half Year Financial Report are available on its website at www.prudential.co.uk.

Any forward-looking statements contained in this statement are made only as of the date hereof. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the Prospectus Rules, the Listing Rules, the Disclosure and Transparency Rules, the Hong Kong Listing Rules or the SGX-ST listing rules.

12. The financial information presented in this Interim Management Statement and accompanying schedules is unaudited.

Supplementary schedules

Schedule 1A - Reported Exchange Rates
PRUDENTIAL PLC - NEW BUSINESS - Q1 2011
INSURANCE OPERATIONS

	Single			Regular			Annual Equivalents(3)			PVNBP
	2011 Q1 YTD	2010 Q1 YTD	+/- (%)	2011 Q1 YTD	2010 Q1 YTD	+/- (%)	2011 Q1 YTD	2010 Q1 YTD	+/- (%)	2011 Q1 YTD	2010 Q1 YTD	+/- (%)
	£m	£m		£m	£m		£m	£m		£m	£m
Group Insurance Operations
Asia - ex India(1a) (7)	316	198	60%	304	266	14%	336	286	17%	1,761	1,389	27%
India(1a) (7) (5)	89	18	394%	22	71	(69%)	31	73	(58%)	174	192	(9%)
Asia	405	216	88%	326	337	(3%)	367	359	2%	1,935	1,581	22%
US(1a) (7)	3,172	2,497	27%	5	5	0%	322	255	26%	3,206	2,538	26%
UK	1,182	1,248	(5%)	81	68	19%	199	193	3%	1,551	1,557	0%
Group Total	4,759	3,961	20%	412	410	0%	888	807	10%	6,692	5,676	18%

Group Total - ex India	4,670	3,943	18%	390	339	15%	857	734	17%	6,518	5,484	19%

Asian Insurance Operations(1a) (7)
Hong Kong	33	13	154%	74	67	10%	77	68	13%	433	370	17%
Indonesia	40	17	135%	70	59	19%	74	61	21%	264	218	21%
Malaysia	26	10	160%	41	35	17%	44	36	22%	257	177	45%
Philippines	23	9	156%	4	4	0%	6	5	20%	35	18	94%
Singapore	88	78	13%	38	25	52%	47	33	42%	358	245	46%
Thailand	2	3	(33%)	5	5	0%	5	5	0%	21	20	5%
Vietnam	-	-	0%	8	8	0%	8	8	0%	28	28	0%

SE Asia Operations inc. Hong Kong	212	130	63%	240	203	18%	261	216	21%	1,396	1,076	30%
China(8)	21	36	(42%)	16	10	60%	18	14	29%	89	83	7%
Korea	25	9	178%	25	21	19%	28	22	27%	145	108	34%
Taiwan	58	23	152%	23	32	(28%)	29	34	(15%)	131	122	7%
Total Asia Operations - ex India	316	198	60%	304	266	14%	336	286	17%	1,761	1,389	27%
India(1a) (7) (5)	89	18	394%	22	71	(69%)	31	73	(58%)	174	192	(9%)
Total Asia Operations	405	216	88%	326	337	(3%)	367	359	2%	1,935	1,581	22%

US Insurance Operations(1a) (7)
Fixed Annuities	125	181	(31%)	-	-	0%	13	18	(28%)	125	181	(31%)
Fixed Index Annuities	203	303	(33%)	-	-	0%	20	30	(33%)	203	303	(33%)
Life	3	3	0%	5	5	0%	5	6	(17%)	37	44	(16%)
Variable Annuities	2,841	2,010	41%	-	-	0%	284	201	41%	2,841	2,010	41%
Total US Insurance Operations	3,172	2,497	27%	5	5	0%	322	255	26%	3,206	2,538	26%

UK & Europe Insurance Operations
Direct and Partnership Annuities	97	200	(52%)	-	-	0%	10	20	(50%)	97	200	(52%)
Intermediated Annuities	53	63	(16%)	-	-	0%	5	6	(17%)	53	63	(16%)
Internal Vesting Annuities	273	325	(16%)	-	-	0%	27	33	(18%)	273	325	(16%)
Total Individual Annuities	423	588	(28%)	-	-	0%	42	59	(29%)	423	588	(28%)
Corporate Pensions	77	68	13%	70	53	32%	78	60	30%	395	292	35%
On-shore Bonds	428	333	29%	-	-	0%	43	33	30%	428	333	29%
Other Products	252	252	0%	11	15	(27%)	36	40	(10%)	303	337	(10%)
Wholesale	2	7	(71%)	-	-	0%	-	1	(100%)	2	7	(71%)
Total UK & Europe Insurance Ops	1,182	1,248	(5%)	81	68	19%	199	193	3%	1,551	1,557	0%
Group Total	4,759	3,961	20%	412	410	0%	888	807	10%	6,692	5,676	18%

Group Total - ex India	4,670	3,943	18%	390	339	15%	857	734	17%	6,518	5,484	19%

Schedule 1B - Current Exchange Rates
PRUDENTIAL PLC - NEW BUSINESS - Q1 2011
INSURANCE OPERATIONS

	Single			Regular			Annual Equivalents(3)			PVNBP
	2011 Q1 YTD	2010 Q1 YTD	+/- (%)	2011 Q1 YTD	2010 Q1 YTD	+/- (%)	2011 Q1 YTD	2010 Q1 YTD	+/- (%)	2011 Q1 YTD	2010 Q1 YTD	+/- (%)
	£m	£m		£m	£m		£m	£m		£m	£m
Group Insurance Operations
Asia - ex India(1b)(7)	316	207	53%	304	270	13%	336	291	15%	1,761	1,419	24%
India(1b)(7) (5)	89	18	394%	22	70	(69%)	31	72	(57%)	174	189	(8%)
Asia	405	225	80%	326	340	(4%)	367	363	1%	1,935	1,608	20%
US(1b)(7)	3,172	2,430	31%	5	5	0%	322	248	30%	3,206	2,471	30%
UK	1,182	1,248	(5%)	81	68	19%	199	193	3%	1,551	1,557	0%
Group Total	4,759	3,903	22%	412	413	0%	888	804	10%	6,692	5,636	19%

Group Total - ex India	4,670	3,885	20%	390	343	14%	857	732	17%	6,518	5,447	20%

Asian Insurance Operations(1b)(7)
Hong Kong	33	12	175%	74	65	14%	77	66	17%	433	359	21%
Indonesia	40	17	135%	70	60	17%	74	62	19%	264	221	19%
Malaysia	26	11	136%	41	38	8%	44	39	13%	257	190	35%
Philippines	23	10	130%	4	4	0%	6	5	20%	35	19	84%
Singapore	88	84	5%	38	26	46%	47	34	38%	358	262	37%
Thailand	2	3	(33%)	5	5	0%	5	5	0%	21	21	0%
Vietnam	-	-	0%	8	7	14%	8	7	14%	28	25	12%
SE Asia Operations inc. Hong Kong	212	137	55%	240	205	17%	261	219	19%	1,396	1,097	27%
China(8)	21	37	(43%)	16	10	60%	18	14	29%	89	84	6%
Korea	25	9	178%	25	21	19%	28	22	27%	145	108	34%
Taiwan	58	24	142%	23	34	(32%)	29	36	(19%)	131	130	1%
Total Asia Operations - ex India	316	207	53%	304	270	13%	336	291	15%	1,761	1,419	24%
India(1b)(7) (5)	89	18	394%	22	70	(69%)	31	72	(57%)	174	189	(8%)
Total Asia Operations	405	225	80%	326	340	(4%)	367	363	1%	1,935	1,608	20%

US Insurance Operations(1b)(7)
Fixed Annuities	125	176	(29%)	-	-	0%	13	18	(28%)	125	177	(29%)
Fixed Index Annuities	203	295	(31%)	-	-	0%	20	30	(33%)	203	295	(31%)
Life	3	3	0%	5	5	0%	5	5	0%	37	43	(14%)
Variable Annuities	2,841	1,956	45%	-	-	0%	284	196	45%	2,841	1,956	45%
Total US Insurance Operations	3,172	2,430	31%	5	5	0%	322	248	30%	3,206	2,471	30%

UK & Europe Insurance Operations
Direct and Partnership Annuities	97	200	(52%)	-	-	0%	10	20	(50%)	97	200	(52%)
Intermediated Annuities	53	63	(16%)	-	-	0%	5	6	(17%)	53	63	(16%)
Internal Vesting Annuities	273	325	(16%)	-	-	0%	27	33	(18%)	273	325	(16%)
Total Individual Annuities	423	588	(28%)	-	-	0%	42	59	(29%)	423	588	(28%)
Corporate Pensions	77	68	13%	70	53	32%	78	60	30%	395	292	35%
On-Shore Bonds	428	333	29%	-	-	0%	43	33	30%	428	333	29%
Other Products	252	252	0%	11	15	(27%)	36	40	(10%)	303	337	(10%)
Wholesale	2	7	(71%)	-	-	0%	-	1	(100%)	2	7	(71%)
Total UK & Europe Insurance Ops	1,182	1,248	(5%)	81	68	19%	199	193	3%	1,551	1,557	0%
Group Total	4,759	3,903	22%	412	413	(0%)	888	804	10%	6,692	5,636	19%

Group Total - ex India	4,670	3,885	20%	390	343	14%	857	732	17%	6,518	5,447	20%

Schedule 2A - Reported Exchange Rates
PRUDENTIAL PLC - NEW BUSINESS - Q1 2011
TOTAL INSURANCE NEW BUSINESS APE - BY QUARTER

	2010				2011

	Q1	Q2	Q3	Q4	Q1
	£m	£m	£m	£m	£m
Group Insurance Operations
Asia - ex India(1a)(7)	286	308	305	414	336
India(1a)(7) (5)	73	46	48	21	31
Asia	359	354	353	435	367
US(1a)(7)	255	305	290	314	322
UK	193	189	166	272	199
Group Total	807	848	809	1,021	888

Group Total - ex India	734	802	761	1,000	857

Asian Insurance Operations(1a)(7)
Hong Kong	68	62	65	92	77
Indonesia	61	68	59	95	74
Malaysia	36	41	52	75	44
Philippines	5	5	6	7	6
Singapore	33	42	43	57	47
Thailand	5	8	7	6	5
Vietnam	8	10	10	13	8
SE Asia Operations inc. Hong Kong	216	236	242	345	261
China(8)	14	13	15	16	18
Korea	22	24	23	27	28
Taiwan	34	35	25	26	29
Total Asian Insurance Operations - ex India	286	308	305	414	336
India(1a)(7) (5)	73	46	48	21	31
Total Asian Insurance Operations	359	354	353	435	367

US Insurance Operations(1a)(7)
Fixed Annuities	18	24	24	18	13
Fixed Index Annuities	30	30	24	25	20
Life	6	5	6	6	5
Variable Annuities	201	246	236	265	284
Total US Insurance Operations	255	305	290	314	322

UK & Europe Insurance Operations
Direct and Partnership Annuities	20	16	14	9	10
Intermediated Annuities	6	6	5	5	5
Internal Vesting annuities	33	31	29	31	27
Total Individual Annuities	59	53	48	45	42
Corporate Pensions	60	62	48	51	78
On-shore Bonds	33	36	41	56	43
Other Products	40	38	27	28	36
Wholesale	1	-	2	92	0
Total UK & Europe Insurance Operations	193	189	166	272	199
Group Total	807	848	809	1,021	888

Group Total - ex India	734	802	761	1,000	857

Schedule 2B - Current Exchange Rates
PRUDENTIAL PLC - NEW BUSINESS - Q1 2011
TOTAL INSURANCE NEW BUSINESS APE - BY QUARTER

	2010				2011

	Q1	Q2	Q3	Q4	Q1
	£m	£m	£m	£m	£m
Group Insurance Operations
Asia - ex India(1b)(7)	291	297	305	413	336
India(1b)(7) (5)	72	43	48	21	31
Asia	363	340	353	434	367
US(1b)(7)	248	285	281	308	322
UK	193	189	166	272	199
Group Total	804	814	800	1,014	888

Group Total - ex India	732	771	752	993	857

Asian Insurance Operations(1b)(7)
Hong Kong	66	57	63	91	77
Indonesia	62	64	58	95	74
Malaysia	39	41	52	76	44
Philippines	5	5	6	8	6
Singapore	34	43	45	58	47
Thailand	5	8	7	6	5
Vietnam	7	9	9	13	8
SE Asia Operations inc. Hong Kong	219	227	240	346	261
China(8)	14	13	15	16	18
Korea	22	22	23	27	28
Taiwan	36	35	27	24	29
Total Asian Insurance Operations - ex India	291	297	305	413	336
India(1b)(7) (5)	72	43	48	21	31
Total Asian Insurance Operations	363	340	353	434	367

US Insurance Operations(1b)(7)
Fixed Annuities	18	22	23	18	13
Fixed Index Annuities	30	28	24	24	20
Life	5	5	6	5	5
Variable Annuities	196	230	228	261	284
Total US Insurance Operations	248	285	281	308	322

UK & Europe Insurance Operations
Direct and Partnership Annuities	20	16	14	9	10
Intermediated Annuities	6	6	5	5	5
Internal Vesting annuities	33	31	29	31	27
Total Individual Annuities	59	53	48	45	42
Corporate Pensions	60	62	48	51	78
On-shore Bonds	33	36	41	56	43
Other Products	40	38	27	28	36
Wholesale	1	0	2	92	0
Total UK & Europe Insurance Operations	193	189	166	272	199
Group Total	804	814	800	1,014	888

Group Total - ex India	732	771	752	993	857

Schedule 3 - Reported Exchange Rates
PRUDENTIAL PLC - NEW BUSINESS - Q1 2011
INVESTMENT OPERATIONS - BY QUARTER

	2010				2011
	Q1	Q2	Q3	Q4	Q1
	£m	£m	£m	£m	£m
Group Investment Operations
Opening FUM	89,780	96,746	96,015	104,451	111,374
Net Flows	1,203	3,173	1,802	2,712	1,633
- Gross Inflows	24,173	27,182	25,727	29,887	27,689
- Redemptions	(22,970)	(24,009)	(23,925)	(27,175)	(26,056)
Other Movements	5,763	(3,904)	6,634	4,211	(200)
Total Group Investment Operations	96,746	96,015	104,451	111,374	112,807

M&G
Retail
Opening FUM	31,059	34,069	33,724	38,232	42,506
Net Flows	1,454	1,922	1,742	2,298	1,310
- Gross Inflows	4,190	4,450	3,986	5,285	5,474
- Redemptions	(2,736)	(2,528)	(2,244)	(2,987)	(4,164)
Other Movements	1,556	(2,267)	2,766	1,976	202
Closing FUM	34,069	33,724	38,232	42,506	44,018
Institutional(4)
Opening FUM	39,247	42,155	41,946	44,694	46,820
Net Flows	435	863	(206)	597	367
- Gross Inflows	2,151	2,581	1,630	2,099	1,445
- Redemptions	(1,716)	(1,718)	(1,836)	(1,502)	(1,078)
Other Movements	2,473	(1,072)	2,954	1,529	177
Closing FUM	42,155	41,946	44,694	46,820	47,364
Total M&G Investment Operations	76,224	75,670	82,926	89,326	91,382
Asia
Equity/Bond/Other(9)

Opening FUM	13,122	14,923	14,497	15,825	16,358
Net Flows	166	1,031	446	103	64
- Gross Inflows	1,713	3,414	3,248	3,423	2,031
- Redemptions	(1,547)	(2,383)	(2,802)	(3,320)	(1,967)
Other Movements	1,635	(1,457)	882	430	(1,479)
Closing FUM	14,923	14,497	15,825	16,358	14,943

Third Party Institutional Mandates
Opening FUM	1,450	1,549	1,604	1,680	1,807
Net Flows	5	125	(39)	-	150
- Gross Inflows	12	137	14	12	236
- Redemptions	(7)	(12)	(53)	(12)	(86)
Other Movements	94	(70)	115	127	(48)
Closing FUM	1,549	1,604	1,680	1,807	1,909

MMF
Opening FUM	4,902	4,050	4,244	4,020	3,883
Net Flows	(857)	(768)	(141)	(286)	(258)
- Gross Inflows	16,107	16,600	16,849	19,068	18,503
- Redemptions	(16,964)	(17,368)	(16,990)	(19,354)	(18,761)
Other Movements	5	962	(83)	149	948
Closing FUM	4,050	4,244	4,020	3,883	4,573
Total Asian Investment Operations	20,522	20,345	21,525	22,048	21,425
US
Curian Capital - FUM(6)	2,708	2,781	3,038	3,457	3,873

Schedule 4 - Reported Exchange Rates
PRUDENTIAL PLC - NEW BUSINESS - Q1 2011
TOTAL INSURANCE NEW BUSINESS PROFIT AND MARGIN (% APE AND % PVNBP)

	2010				2011
	Q1 YTD	Q2 YTD	Q3 YTD	Q4 YTD	Q1 YTD
	£m	£m	£m	£m	£m
Annual Equivalents(3)
Total Asian Insurance Operations - ex India	286	594	899	1,313	336
India	73	119	167	188	31
Total Asian Insurance Operations	359	713	1,066	1,501	367
Total US Insurance Operations	255	560	850	1,164	322
Total UK & Europe Insurance Operations	193	382	548	820	199
Group Total	807	1,655	2,464	3,485	888

Group Total - ex India	734	1,536	2,297	3,297	857

New Business profit(2)
Total Asian Insurance Operations	183	396	621	902	213
Total US Insurance Operations	175	361	532	761	220
Total UK & Europe Insurance Operations	69	135	192	365	65
Group Total	427	892	1,345	2,028	498

New business margin (% of APE)
Total Asian Insurance Operations	51%	56%	58%	60%	58%
Total US Insurance Operations	69%	64%	63%	65%	68%
Total UK & Europe Insurance Operations	36%	35%	35%	45%	33%
Group Total	53%	54%	55%	58%	56%

PVNBP (3)
Total Asian Insurance Operations - ex India	1,389	2,987	4,613	6,911	1,761
India	192	329	458	582	174
Total Asian Insurance Operations	1,581	3,316	5,071	7,493	1,935
Total US Insurance Operations	2,538	5,569	8,457	11,572	3,206
Total UK & Europe Insurance Operations	1,557	3,081	4,463	6,842	1,551
Group Total	5,676	11,966	17,991	25,907	6,692

Group Total - ex India	5,484	11,637	17,533	25,325	6,518

New Business profit(2)
Total Asian Insurance Operations	183	396	621	902	213
Total US Insurance Operations	175	361	532	761	220
Total UK & Europe Insurance Operations	69	135	192	365	65
Group Total	427	892	1,345	2,028	498

New Business Margin (% PVNBP)
Total Asian Insurance Operations	11.6%	11.9%	12.2%	12.0%	11.0%
Total US Insurance Operations	6.9%	6.5%	6.3%	6.6%	6.9%
Total UK & Europe Insurance Operations	4.4%	4.4%	4.3%	5.3%	4.2%
Group Total	7.5%	7.5%	7.5%	7.8%	7.4%

Schedule 5

EEV New Business Methodology and Assumptions

Valuation of new business
The valuation of new business represents profits determined on the following basis.  Non-economic assumptions used in the calculation of the new business contribution for Q1 2011 are consistent with those at 31 December 2010.  For Q1 2010, non-economic assumptions used in the calculation of new business contribution are consistent with those at 31 December 2009 with the exception of UK immediate annuity business where the mortality assumptions have been updated to reflect those at 31 March 2010.

New business target spreads for US operations reflect assumptions at the end of the period.  In determining the new business contribution for UK immediate annuity and lifetime mortgage business, which is interest rate sensitive, it is appropriate to use assumptions reflecting point of sale market conditions, consistent with how the business is priced. For other business within the Group, end of period economic assumptions are used.

Principal economic assumptions
For the Group's UK and US operations, the Q1 2011 and Q1 2010 EEV basis results have been determined using economic assumptions where the long-term expected rates of return on investments and risk discount rates are set by reference to period end rates of return on cash or fixed income securities (the 'active' basis).

For Asian operations, the Q1 2010 EEV basis results for Japan, Korea and US dollar denominated business written in Hong Kong were determined on the 'active' basis. For other Asian countries the investment return assumptions and risk discount rates for Q1 2010 were based on an assessment of longer-term economic conditions (the 'passive' basis).

With effect from full year 2010, the approach has been altered to determine the EEV basis results for all Asian territories on an 'active basis' of economic assumption setting, in line with the Group's other operations, and reflecting the fact that markets in a number of Asian countries are becoming increasingly developed.

Expected returns on equity and property asset classes in respect of each territory are derived by adding a risk premium, based on the long-term view of Prudential's economists, to the risk-free rate. In Asia, equity risk premiums range from 3.25 per cent to 8.7 per cent as at 31 March 2011 (31 December 2010: 3.25 per cent to 8.7 per cent; 31 March 2010: 3.0 per cent to 8.35 per cent). In the US and the UK, the equity risk premium is 4.0 per cent for all periods shown below.
Assumed investment returns reflect the expected future returns on the assets held and allocated to the covered business at the valuation date.

The tables below summarise the principal financial assumptions:

Asian operations

31 March 2011
	China	Hong Kong	India	Indonesia	Korea	Malaysia	Philippines	Singapore	Taiwan	Thailand	Vietnam
		(notes ii, iv)		(note ii)		(notes iii, iv)	(note ii)	(note iv)
	%	%	%	%	%	%	%	%	%	%	%
New business risk discount rate	10.45	5.5	13.1	13.5	8.1	7.0	14.2	5.0	4.9	10.5	19.1
Government bond yield	3.95	3.5	8.1	8.2	4.5	4.1	7.4	2.5	1.4	3.7	12.4

31 December 2010
	China	Hong Kong	India	Indonesia	Korea	Malaysia	Philippines	Singapore	Taiwan	Thailand	Vietnam
		(notes ii, iv)		(note ii)		(notes iii, iv)	(note ii)	(note iv)
	%	%	%	%	%	%	%	%	%	%	%
New business risk discount rate	10.45	5.1	13.1	13.0	7.9	7.0	13.2	5.4	5.0	10.5	18.85
Government bond yield	3.95	3.3	8.1	7.75	4.6	4.0	6.4	2.7	1.6	3.8	12.1

31 March 2010
	China	Hong Kong	India	Indonesia	Korea	Malaysia	Philippines	Singapore	Taiwan	Thailand	Vietnam
		(notes ii, iv)		(note ii)		(notes iii, iv)	(note ii)	(note iv)
	%	%	%	%	%	%	%	%	%	%	%
New business risk discount rate	11.75	5.7	14.25	13.8	8.0	9.0	15.75	5.7	7.5	13.0	16.75
Government bond yield	8.25	3.9	9.25	10.25	5.0	6.5	9.25	4.25	5.5	6.75	10.25

		Asia Total
	31 Mar 2011	31 Dec 2010	31 Mar 2010
	%	%	%
New business weighted risk discount rate (note (i))	8.5	8.4	9.6

Notes
(i)	The weighted risk discount rates for Asian operations shown above have been determined by weighting each country's risk discount rates by reference to the EEV basis new business result.
(ii)
The assumptions shown are for US dollar denominated business which comprises the largest proportion of the Hong Kong business.  The risk discount rates shown for Indonesia and Philippines are for local currency denominated business which comprises the largest proportion of business in those territories.

(iii)	The risk discount rate for Malaysia reflects both the Malaysia life and Takaful operations.
(iv)	The mean equity return assumptions for the most significant equity holdings in the Asian operations were:

Schedule 5

EEV New Business Methodology and Assumptions (cont.)

	31 Mar 2011%	31 Dec 2010%	31 Mar 2010%
Hong Kong	7.5	7.3	7.9
Malaysia	10.1	10.0	12.4
Singapore	8.5	8.7	10.2

To obtain the mean, an average over all simulations of the accumulated return at the end of the projection period is calculated. The annual average return is then calculated by taking the root of the average accumulated return minus 1.

US operations
	31 Mar 2011%	31 Dec 2010%	31 Mar 2010 (note i) %
Assumed new business spread margins: note ii
Fixed Annuity business (including the proportion of variable annuity business invested in the general account):
First five years:
January to June issues	1.9	2.0	2.25
July to December issues	n/a	2.0	n/a
Long-term assumption	1.9	2.0	2.0
Fixed Index Annuity business
January to June issues	2.5	2.5	2.5
July to December issues	n/a	2.5	n/a
New business risk discount rate
Variable annuity	8.0	7.8	8.2
Non-variable annuity	5.8	5.6	6.2
Weighted average total	7.9	7.6	8.0
US 10-year treasury bond rate at end of period	3.5	3.3	3.9
Pre-tax expected long-term nominal rate of return for US equities	7.5	7.3	7.9

Notes

i      For the comparative period ended 31 March 2010, the spread assumptions for new tranches of fixed annuity business (including the proportion of variable annuity business invested in the general account) include a provision that crediting rates and spreads will normalise in the future. Thus, the assumption for new business spreads shown above of 2.25 per cent applies for the first five years before normalising over the following 10 years to the long-term assumption of 2.0 per cent. The valuation of new business takes into account an assumed associated risk of increased lapse under certain interest rate scenarios.

ii Credit risk treatment

      The projected cash flows incorporate the expected long-term spread between the earned rate and the rate credited to policyholders. The projected earned rates reflect book value yields which are adjusted over time to reflect projected reinvestment rates.  Positive net cash flows are assumed to be reinvested in a mix of corporate bonds, commercial mortgages and limited partnerships.  The yield on those assets is assumed to grade from the current level to a yield that allows for a long-term assumed credit spread of 1.25 per cent over 10 years.  The expected spread on new business has been determined after allowing for a Risk Margin Reserve (RMR) allowance of 25 basis points for longer-term defaults for all periods shown above.

In the event that longer-term default levels are higher then, unlike for UK annuity business where policyholder benefits are not changeable, Jackson has some discretion to adjust crediting rates, subject to contract guarantee levels and general market competition considerations.

  The results for Jackson reflect the application of the discount rates shown above, which for 2011 and 2010 reflect the inclusion of an additional allowance for a combination of credit risk premium and short-term default allowance.

UK operations

	31 Mar 2011%	31 Dec 2010%	31 Mar 2010%
Shareholder-backed annuity business:note i
New business risk discount rate	6.7	7.3	7.1

Pre-tax expected long-term nominal rate of return:
Fixed annuities	5.1	4.9	5.0
Inflation-linked annuities	5.6	5.1	5.2

Other business:
New business risk discount rate note iii	7.2	6.9	7.1

Pre-tax expected long-term nominal rates of investment return:
UK equities	8.2	8.0	8.4
Gilts	4.2	4.0	4.4
Corporate bonds	5.75	5.7	6.1
Post-tax expected long-term nominal rate of return for the PAC with-profits fund:
Pension business (where no tax applies)	6.8	6.7	6.9
Life business	5.9	5.9	6.0

Notes

i      For Prudential's UK shareholder-backed annuity business, Prudential has used a market consistent embedded value (MCEV) approach to derive an implied risk discount rate which is then applied to the projected best estimate cash flows. In the annuity MCEV calculations, the future cash flows are discounted using the swap yield curve plus an allowance for liquidity premium based on Prudential's assessment of the expected return on the assets backing the annuity liabilities after allowing for expected long-term defaults, credit risk premium and short-term downgrades and defaults.  For the purposes of presentation in the EEV results, the results on this basis are reconfigured.  Under this approach the projected earned rate of return on the debt securities held is determined after allowing for expected long-term defaults and, where necessary, an additional allowance for an element of short-term downgrades and defaults to bring the allowance in the earned rate up to best estimate levels. The allowances for credit risk premium and additional short-term default allowance are incorporated into the risk margin included in the discount rate. The credit assumptions used in the MCEV calculations and the residual liquidity premium element of the bond spread over swap rates for shareholder-backed annuity new business are as follows:

	31 Mar 2011 (bps)	31 Dec 2010 (bps)	31 Mar 2010 (bps)
Bond spread over swap rates	113	117	105
Total credit risk allowancenote ii	16	38	35
Liquidity premium	97	79	70

ii The allowance for credit risk at Q1 2011 has reduced from that shown from prior periods, reflecting the increased proportion of risk-free assets that back the new business written in the period.

iii The risk discount rates for new business for UK insurance operations other than shareholder-backed annuities reflect weighted rates based on the type of business.

Schedule 6

Group Debt Securities at 31 March 2011

1    IFRS balance sheet fair value
      The Group's investments in debt securities at 31 March 2011 excluding holdings attributable to external unit holders are as follows:
		With-profit	Unit-linked and variable annuity	Other shareholder backed business	Total
		(note 1a)	(note 1a)
		£bn	£bn	£bn	£bn
UK insurance operations	(Notes 1b and 1c)	45.4	5.7	21.7	72.8
Jackson National Life	(Notes 1d and 3)			25.5	25.5
Asia long-term business		3.6	2.4	4.1	10.1
Other operations				1.5	1.5
Total		49.0	8.1	52.8	109.9

      Notes

      1(a)  Shareholders are not directly exposed to value movements on assets backing with-profit, unit-linked, and variable annuity business.

1(b)  Of the £21.7 billion of debt securities for UK annuity and other non-linked shareholder backed business 29% was rated AAA, 13% AA, 37% A, 19% BBB and 2% other.

      1(c)  For UK annuity business provision is made for possible future credit related losses. At 31 March 2011, a provision of £1.8 bn was held.

      1(d)  Jackson's investment in debt securities comprise:

	31 Mar 2011	31 Dec 2010
	£m	£m
Government securities	1,838	2,440
Corporate securities (95% investment grade)	17,785	17,791
Residential mortgage backed securities (53% government agency; 22% for pre 2006/2007 vintages; £434m for 2006/2007 vintages of which £427m is for the senior part of the capital structure)	2,634	2,784
Commercial mortgage backed securities	2,316	2,375
Other debt securities	907	976
Total	25,480	26,366

2    Defaults, losses from sales of impaired and deteriorating bonds and write-downs for non-linked shareholder backed business

      2.1  Jackson National Life

      In general, the debt securities of Jackson are purchased with the intention and the ability to hold them for the longer-term.

The majority of Jackson's debt securities are classified as available-for-sale under IAS 39. Under this classification realised losses from defaults, sales of impaired and deteriorating bonds and write-downs are recorded in the income statement. Changes in unrealised appreciation and depreciation are recorded as a movement directly in other comprehensive income.

Jackson continues to review its investments on a case-by-case basis to determine whether any decline in fair value represents an impairment and therefore requiring an accounting write-down. IFRS requires available-for-sale debt securities which are impaired to be written down to fair value through the income statement.

The defaults, write-downs and losses on sales of impaired and deteriorating bonds (net of recoveries) for the three months to 31 March 2011 were as follows:

	Defaults	Bond write downs	Losses on sales of impaired and deteriorating bonds (net of recoveries)
	£m	£m	£m
Corporate debt securities	-	-	2
Residential mortgage backed securities
Prime	-	5	-
Alt-A	-	1	-
Sub-prime	-	-	-
Other	-	-	(4)
Total	-	6	(2)

In addition to the impairments on the debt securities portfolio Jackson incurred impairments of £9 million on its commercial mortgage book (first quarter 2010: £1 million).

2.2 Other operations

For the Group's operations, other than Jackson National Life, debt securities are accounted for on a fair value through P&L basis with all value movements recorded in the income statement.  There were no defaults in the first quarter of 2011 for other shareholder backed business.

3    Jackson National Life - securities in an unrealised loss position

For Jackson's securities classified as available-for-sale under IAS 39, at 31 March 2011 there was a net unrealised gain position of £1,168 million. This amount comprised £1,478 million of gross unrealised gains and £310 million of gross unrealised losses on individual securities. Under IFRS unrealised losses are only applicable for securities which have not been impaired during the period. Securities impaired during the period are written down to fair value through the income statement in full. Note 2.1 shows the element of write downs in the first quarter of 2011. Included within the gross unrealised losses is £170 million for securities which are valued at less than 80 per cent of book value, of which 10 per cent have been at this level for less than 6 months.

IFRS requires securities to be carried at fair value, being the amount for which the security would be exchanged between knowledgeable, willing parties in an arm's length transaction. The best evidence of fair value is quoted prices in an active market, but if the market is not active then a valuation technique is used to establish fair value.

a) Movements in the values for the 3 months to 31 March 2011:

Movements in the values of available-for-sale securities for the three months to 31 March 2011 are included in the table shown below:

	Change reflected directly in shareholders' equity
	31 March 2011	Movement in Quarter 1	Foreign exchange translation	Quarter 1 including Foreign exchange	31 December 2010
	£m	£m	£m	£m	£m
Assets fair valued at below book value
Book value	5,422	1,152	(102)	1,050	4,372
Unrealised loss	(310)	51	9	60	(370)
Fair value (as included in the balance sheet)	5,112	1,203	(93)	1,110	4,002
Assets fair valued at or above book value
Book value	18,864	(1,396)	(483)	(1,879)	20,743
Unrealised gain	1,478	(66)	(36)	(102)	1,580
Fair value (as included in the balance sheet)	20,342	(1,462)	(519)	(1,981)	22,323
Total
Book value	24,286	(244)	(585)	(829)	25,115
Net unrealised gain	1,168	(15)	(27)	(42)	1,210
Fair value (as included in the balance sheet)	25,454	(259)	(612)	(871)	26,325

b) Fair value of securities in an unrealised loss position as a percentage of book value
(i) Fair value of securities as a percentage of book value

The unrealised losses in the Jackson balance sheet on unimpaired securities are £310 million (31 December 2010: £370 million) relating to assets with fair market value and book value of £5,112 million (31 December 2010: £4,002 million) and £5,422 million (31 December 2010: £4,372 million) respectively.

The following table shows the fair value of the securities in a gross unrealised loss position for various percentages of book value:
	Fair value	Unrealised loss	Fair value	Unrealised loss
	31 Mar 2011	31 Mar 2011	31 Dec 2010	31 Dec 2010
	£m	£m	£m	£m
Between 90% and 100%	4,630	(107)	3,390	(102)
Between 80% and 90%	203	(33)	273	(44)
Below 80%	279	(170)	339	(224)
	5,112	(310)	4,002	(370)

(ii) Fair value of sub-prime and Alt-A securities as a percentage of book value

Included within the table above are amounts relating to sub-prime and Alt-A securities in a gross unrealised loss position for various percentages of book value of:
	Fair value	Unrealised loss	Fair value	Unrealised loss
	31 Mar 2011	31 Mar 2011	31 Dec 2010	31 Dec 2010
	£m	£m	£m	£m
Between 90% and 100%	90	(4)	98	(6)
Between 80% and 90%	73	(12)	55	(9)
Below 80%	47	(22)	56	(25)
	210	(38)	209	(40)

c) Securities whose fair value were below 80 per cent of the book value

As shown in the table above, £170 million (31 December 2010: £224 million) of the £310 million (31 December 2010: £370 million) of gross unrealised losses at 31 March 2011 related to securities whose fair value were below 80 per cent of the book value. The age analysis for this £170 million (31 December 2010: £224 million), indicating the length of time for which their fair value was below 80 per cent of the book value, is as follows:

	Fair value	Unrealised loss	Fair value	Unrealised loss
	31 Mar 2011	31 Mar 2011	31 Dec 2010	31 Dec 2010
	£m	£m	£m	£m
Less than 3 months	27	(14)	-	(1)
3 months to 6 months	-	-	-	-
More than 6 months	252	(156)	339	(223)
	279	(170)	339	(224)

For securities valued at less than 80 per cent of book value, 78 per cent are investment grade. The analysis by category of debt securities whose fair value were below 80 per cent of the book value is as follows:

	Fair value	Unrealised loss	Fair value	Unrealised loss
	31 Mar 2011	31 Mar 2011	31 Dec 2010	31 Dec 2010
	£m	£m	£m	£m
RMBS
Prime	45	(20)	88	(39)
Alt-A	7	(3)	15	(4)
Sub-prime	40	(20)	41	(20)
	92	(43)	144	(63)
Commercial mortgage backed securities	9	(26)	8	(29)
Other asset backed securities	123	(79)	123	(105)
Total structured securities	224	(148)	275	(197)
Corporates	55	(22)	64	(27)
	279	(170)	339	(224)

Balance sheet items for Jackson National Life have been translated at the closing rate for the period, being $1.6030 at 31 March 2011 (31 December 2010 $1.5657). Jackson National Life income statement movements have been translated at the average exchange rate for the period, being $1.6026 for 3 months to 31 March 2011 (31 March 2010: $1.5592).

Schedule 7 - BASIS OF PREPARATION

The new business schedules are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The amounts shown are not, and not intended to be, reflective of premium income recorded in the IFRS income statement.

The format of the schedules is consistent with the distinction between insurance and investment products as applied for previous financial reporting periods. Products categorised as "insurance" refer to those classified as contracts of long-term insurance business for regulatory reporting purposes, i.e. falling within one of the classes of insurance specified in part II of Schedule 1 to the Regulated Activities Order under FSA regulations.

The details shown for insurance products include contributions for contracts that are classified under IFRS 4 "Insurance Contracts" as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily certain unit-linked and similar contracts written in UK Insurance Operations, and Guaranteed Investment Contracts and similar funding agreements written in US Operations.

Asia 2010 comparative APE new business sales and new business profit exclude the Japanese insurance operations which ceased writing new business from 15 February 2010.

New business premiums for regular premium products are shown on an annualised basis. Internal vesting business is classified as new business where the contracts include an open market option.

Investment products referred to in the tables for funds under management are unit trusts, mutual funds and similar types of retail fund management arrangements. These are unrelated to insurance products that are classified as investment contracts under IFRS 4, as described in the preceding paragraph, although similar IFRS recognition and measurement principles apply to the acquisition costs and fees attaching to this type of business.

New Business Profit has been determined using the European Embedded Value (EEV) methodology set out in our 2010 Annual Report and the assumptions set out in schedule 5.

In determining the EEV basis value of new business written in the period policies incept, premiums are included in projected cash flows on the same basis of distinguishing annual and single premium business as set out for statutory basis reporting.

Notes to Schedules 1 - 6

(1a)	Insurance and investment new business for overseas operations has been calculated using average exchange rates. The applicable rate for Jackson for the first quarter of 2011 is 1.60.
(1b)	Insurance and investment new business for overseas operations has been calculated using constant exchange rates. The applicable rate for Jackson is 1.60.
(2)	New business values are all presented pre-tax.
(3)
Annual Equivalents, calculated as regular new business contributions plus 10 per cent single new business contributions, are subject to roundings. PVNBPs are calculated as equalling single premiums plus the present value of expected premiums of new regular premium business. In determining the present value, allowance is made for lapses and other assumptions applied in determining the EEV new business profit.

(4)
Balance includes segregated and pooled pension funds, private finance assets and other institutional clients. Other movements reflect the net flows arising from the cash component of a tactical asset allocation fund managed by PPM South Africa.

(5)	New business in India is included at Prudential's 26 per cent interest in the India life operation.
(6)	Balance Sheet figures have been calculated at the closing exchange rate.
(7)
Sales are converted using the year to date average exchange rate applicable at the time.  The sterling results for individual quarters in 2010 represent the difference between the year to date reported sterling results at successive quarters and will include foreign exchange movements from earlier periods.

(8)	New business in China is included at Prudential's 50 per cent interest in the China life operation.
(9)	Mandatory Provident Fund (MPF) product sales in Hong Kong are included at Prudential's 36 per cent interest in Hong Kong MPF operation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 11 May 2011

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Clive Burns

Clive Burns
Head of Group Secretariat